Exhibit (e)(18)

Form of Information Access and Jurisdiction Agreement

Information Access and Jurisdiction Agreement

between

Elster Group SE, with its registered office in Frankenstr. 362, 45133 Essen, Germany

– (the Company) –

and

[Name of Member of the Elster Administrative Board who is also a Managing Director],

– (the Executive Board Member) –

– (the Company and the Executive Board Member collectively the Parties) –

Preamble

The Company is a one-tier European stock corporation (Societas Europaea or SE) registered in the Commercial Register (Handelsregister) of the Local Court (Amtsgericht) of Essen under HRB 22030. The Executive Board Member has been appointed by shareholders' resolution of the Company as member of the administrative board (Verwaltungsrat) of the Company. The Executive Board Member has been appointed by the administrative board of the Company as managing director (geschäftsführender Direktor) of the Company.

The Parties acknowledge that the Executive Board Member may have a legal interest in access to certain Company documentation and information even after termination or resignation from his office as Company's administrative board member and managing director or after termination of his management service agreement or if the Executive Board Member is released (freigestellt), as the case may be, under his management service agreement with the Company. In particular, such interest may arise, from time to time, if the Executive Board Member wishes to defend himself against actual or potential litigation, court or authority proceedings (such as by the U.S. Securities and Exchange Commission (SEC), UK Listing Authority (UKLA) or other proceedings) associated with his then-previous activity as Company's administrative board member or managing director, including for the avoidance of doubt proceedings initiated by the Company or its (then-previous or, as the case may be, current) shareholders for alleged breach of fiduciary duties. This interest exists especially against the background that the Company is currently subject to a contemplated tender offer by a bidder. Therefore, certain risks for the Executive Board Member may arise, in particular from the US tender offer to all ADS holders and shareholders of the Company and related measures such as the UK rights issue effected by the bidder to fund its offer (together the Transaction) as such measures have in certain prior transactions been the subject of litigation. Such interest is further underlined by the fact that the Executive Board Member may be held liable even up to ten years after termination from his office as Company's administrative board member or managing director according to applicable German stock corporation law.

At the same time, the Company has an interest in ensuring that the Executive Board Member will be able to make effective business decisions. The Executive Board Member may be hindered in his day to day decision-making-process if due to a later lack of access to information and/or documentation the Executive Board Member had to worry about not being able to defend himself effectively after termination or resignation from his office as managing director or administrative board member of the Company or after termination of his management service agreement or if the Executive Board Member is released under his management service agreement with the Company. In particular, since the Company has issued ADSs, there is an increased risk that potential claimants could seek to pursue claims in courts located in the United States of America. Moreover, the Company also has a legitimate interest in providing appropriate support to its board members and managing directors, respectively, in potentially critical situations which typically will underline the Company's good reputation in the market for executives and non-executives.

Therefore, the administrative board of the Company resolved in its board resolution dated 28 June 2012 that the Company, represented by its administrative board which in turn is represented by its chairman, Mr. Howard Dyer, may conclude an agreement with the Executive Board Member according to which the Company shall, upon request by the Executive Board Member, provide access to such documentation and information of the Company to the Executive Board Member being no longer in office and shall agree not to initiate court proceedings against the Executive Board Member before a court located in the United States of America..

Against this background the Parties conclude the following information access and jurisdiction agreement (the Agreement):

§ 1

Information Access/Confidentiality

1.1	After termination or resignation from Executive Board Members' office as Company's administrative board member and managing director or after termination of his management service agreement or if the Executive Board Member is released under his management service agreement with the Company, the Company shall, upon request by the Executive Board Member, provide the Executive Board Member with documentation and information (in written, electronic, oral or any other reasonably available form) in relation to the Company or its affiliates and shall provide copies to the Executive Board Member which in each case the Executive Board Member may need or find useful (in each case at his reasonable discretion) in order to defend himself against potential litigation, court or authority proceedings (e.g. by SEC, UKLA or other proceedings) arising out of his (then-former) activity as Company's administrative board member or managing director, in particular board minutes, email communication, memoranda prepared by the Company's financial or legal advisors, and any other documentation or information related to the Transaction (in written, electronic, oral or any other form). Likewise the Company shall take reasonable steps to ensure that its affiliates disclose the requested documentation or information to the Executive Board Member. The Executive Board Member is also entitled to nominate third parties (e.g. advisor(s)) bound by professional confidentiality obligations to request from the Company the documentation or information pursuant to this Sec. 1.1 of this Agreement. For the avoidance of doubt, the Parties expressly acknowledge that to the extent information or documentation subject to attorney-client privilege or work product immunity is disclosed to the Executive Board Member in accordance with this paragraph, such privilege or immunity belongs to the Company and cannot be waived except by the Company’s express written consent which shall not be unreasonably withheld.

1.2	The Executive Board Member is entitled to keep the relevant D&O documentation as well as the contact and procedure memorandum prepared by Aon. The Company shall provide all relevant amendments, changes or updates, respectively, to this D&O documentation or contact and procedure memorandum to the Executive Board Member in writing and without undue delay (ohne schuldhaftes Zögern).

1.3	The Company will preserve all aforementioned documentation in relation to the Executive Board Member and the Transaction until the expiration of the statute of limitation (Verjährung) applicable to any potential claims against the Executive Board Member associated with his activity as Company's administrative board member or managing director.

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1.4	The Executive Board Member is entitled to instruct Skadden Arps, Slate, Meagher & Flom LLP & Affiliates (Skadden), An der Welle 3, 60322 Frankfurt am Main, Germany, Messrs. Matthias Jaletzke (Tel.: +49(0)6974220187, email: matthias.jaletzke@skadden.com) and Matthias Horbach (Tel.: +49(0)6974220118, email: matthias.horbach@skadden.com) in relation to any matters concerning contents regulated by this Agreement. Any potential conflict of interests or other conflict between the Company and Skadden was satisfactorily cleared. The Company hereby authorises Allen & Overy LLP (partner in charge: Dr. Christian Eichner, Breite Straße 27, 40213 Düsseldorf, Germany; Tel.: +49(0)21128067114, email: christian.eichner@allenovery.com) to comprehensively brief Skadden of all relevant facts as far as the Executive Board Member is no direct counterpart to the Company in any litigation or other proceedings and as far as legally permissible (including professional codes of conduct for German, UK and US lawyers and attorneys at law).

1.5	The Executive Board Member shall comply and continue to comply with respect to documentation and information provided to the Executive Board Member pursuant to Secs. 1.1 or 1.2 of this Agreement to all applicable statutory or contractual confidentiality obligations vis-à-vis the Company and its affiliates, as the case may be, as if the Executive Board Member still held his Company's functions. For the avoidance of doubt the Executive Board Member is entitled to use all documentation or information pursuant to Secs. 1.1 or 1.2 of this Agreement, other than disclosure to third parties of privileged information which shall be governed in accordance with Sec. 1.1 of this Agreement, to the extent necessary or useful (in each case at his reasonable discretion) to defend himself. In the event that the Executive Board Member receives a subpoena or other discovery request seeking documents or information provided to the Executive Board Member pursuant to this Agreement, the Executive Board Member shall promptly notify the Company, through its legal counsel specified in Sec. 1.4 of this Agreement, of the Executive Board Member’s receipt of the subpoena or discovery request. Upon such notification, it shall be the solely responsibility and obligation of the Company to take whatever actions it deems appropriate in order to preserve the confidentiality of any documents or information being sought.

1.6	After the end of potential litigation, court or authority proceedings as referred to in Sec. 1.1 of this Agreement and a legally binding decision or any other settlement, but in any event not earlier than the expiration of the statute of limitation applicable to any potential claims against the Executive Board Member associated with his activity as member of the Company's administrative board or managing director, the Executive Board Member must return or – upon the Company's request – destroy all documents provided to him by the Company for such purposes and any duplicates or copies of such documentation which may be in his possession to the Company without undue delay. The Executive Board Member has no right, for any legal reason whatsoever, to retain such documentation or copies and not return or destroy them. Upon request by the Company, the Executive Board Member must give the Company a written declaration affirming that he has returned or destroyed all such documents in accordance with this paragraph.

§ 2

JURISDICTION

2.1	In case of any litigation between the Company and the Executive Board Member, the courts in Essen (Germany) shall have exclusive jurisdiction (ausschließlicher Gerichtsstand) over such litigation.

2.2	In any case, the Company herewith declares and agrees that it will not initiate court proceedings against the Executive Board Member before a court located in the United States of America with respect to claims resulting from a potential breach of Executive Board Member's duties as Company's managing director or member of the Company's administrative board. Further, the Company declares and agrees that it will neither solicit its shareholders with a view to, nor, as far as legally permissible, support its shareholders in, initiating any such proceedings against the Executive Board Member before a court located in the United States of America.

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§ 3

MISCELLANEOUS

3.1	Any obligation of the Company shall apply mutatis mutandis to the legal successor of the Company or if the Company is economically otherwise transferred or substituted, and – as far as necessary – the Company will provide for such continuity of such obligations.

3.2	Any agreement as to the confidentiality obligations of the Executive Board Member concluded with the Company (if any) shall remain unaffected by this Agreement. For the avoidance of doubt the Executive Board Member is entitled to use all documentation or information pursuant to Secs. 1.1 or 1.2 of this Agreement to the extent necessary or useful (in each case at his reasonable discretion) to defend himself.

3.3	Subject to Sec. 1.6 sentence 1 alternative no. 1 of this Agreement, this Agreement terminates upon the expiration of the statute of limitation on any potential claims against the Executive Board Member associated with his activity as member of the Company's administrative board or managing director.

3.4	Amendments or addenda to this Agreement as well as all declarations and notifications must be made in writing to be effective. This also applies to any change to this provision requiring the written form.

3.5	This Agreement shall be governed by, and construed in accordance with, the laws of the Federal Republic of Germany. The courts in Essen (Germany) shall have exclusive jurisdiction (ausschließlicher Gerichtsstand) over any claims arising out of or in context with this Agreement.

3.6	Should a provision of this Agreement, or a provision included in this Agreement at a later point in time, be or become invalid or null and void or inoperative as a whole or in part, or should a gap in this Agreement become evident, this does not affect the validity of the remaining provisions or parts thereof. The invalid or null and void or inoperative provision is replaced, or the gap shall be filled, as the case may be, with effect ex tunc by such valid regulation which in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this Agreement if they had considered the point at the time of conclusion of this Agreement.

Made in Essen on August 2, 2012, in two originals

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For the Company:	____________________________________ Howard Dyer Chairman of the Administrative Board
The Executive Board Member:	____________________________________ [Name of Member of the Elster Administrative Board who is also a Managing Director]

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